Exhibit 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
Q1 FY 11 RESULTS
July 13, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

TV Mohandas Pai
Member of the Board and Director-Human Resources, Education and Research and Administration

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Subhash Dhar
Infosys Technologies – Head - CME and Member – Executive Council

Swaminathan D
Infosys BPO - CEO

PRESS

Gautam Das
Financial Express

Shamik
Ticker News

Sangeetha
Deccan Chronicle

Dibu
Business Standard

Balaji
Freelancer

Sunanda Jayaseelan
CNBC

Kris Gopalakrishnan

Thanks Sarah and good afternoon to everyone. Thank you very much for coming for this press conference where we are going to present to you performance for the first quarter ended June 30, 2010. We have had excellent all-round performance. We increased our guidance for the year. We have increased our recruitment numbers for the year. We are investing in the business so that we can take advantage of any growth opportunities we see ahead of us. If you look at the guidance for the quarter and where we are today, clearly we have exceeded the high-end of the guidance. Our margins are actually better than what we ourselves projected at the beginning of the quarter. At the beginning of the quarter, we had said that margins would be down by about 3% and it is down by about 1.8%, so it is better than what we predicted at the beginning of the quarter. We are increasing our recruitment numbers, so there is optimism about our performance and where we are and what we see ahead of us. The way I look at it is there are some distant clouds in the horizon and we do not know whether they are simple rain clouds when everybody will be happy or there is a cyclonic storm ahead of us, this is based on what is happening around the world, in Europe and other parts of the world, but Infosys is probably better prepared than most of the companies in terms of weathering any storm or taking advantage of any opportunities we see. So let me take you through this presentation. As usual the safe harbor clause . The income for the quarter was 6198 Crores. It is a quarter-on-quarter growth of 4.3%, year-on-year growth is 13.3%. The profits after tax excluding the income from investment on onmobile was 1488 Crores for the quarter ended June 30, 2010. There is a decline of about 7%, year-on-year decline of 2.4%, earnings per share declined to Rs. 26.06 from Rs. 26.76. 38 clients were added this quarter, the gross addition of employees was 8859, net addition of 1026. At the beginning of the quarter, we had said that we will recruit 7000 employees and we have ended the quarter with 8859. As of June 30, the total employee count stands close to 115,000. Here are more details. The revenue grew at 13.3%, gross profit 9.3%, net profit, slight decline of 2.4% and the basic EPS is 26.06 and diluted EPS is 26.05. Now, I will hand it over to my colleague Shibulal to give you more details of operations and then I will come back and give you the guidance.

S. D. Shibulal

Thank you Kris. Good morning everyone. As Kris mentioned, this has been an excellent quarter. We have seen growth all around. I will now take you through the operational performance. North America has gone up in percentage terms to 67.3%. We have seen strong traction in North America. Europe as a percentage has come down. As you know Europe entered the recession behind North America. Europe still has challenges in various areas and that is being reflected in this result. Onsite 22.9% marginally up, utilization has gone up to 78.7% excluding trainees from 77.1% last quarter. We are quite comfortable actually at high 70s (05:35). There are quarters in the past where we have seen utilizations go up to 80-81%. Fixed price marginally down, nothing material here. This is onsite off shore revenue split, onsite is up to 48%, again this is seasonal, there is nothing material here (repeated). We have added 38 new clients. The total number of clients today is 590. The number of million dollar clients have gone up to 341. The number of clients giving us more than $90 mn, it is eight as of this quarter compared with six as of last quarter, so we have seen all-around growth. Our top client is 4.9%, top five clients give us 15.4%,. The top 10 grew faster than the rest of the organization this quarter, even the top 25 grew above the company average in Q1. These are some of the awards and recognitions.

The fourth one is a very important award. In 2010 we won the software process achievement award by IEEE Computer Society and Carnegie Mellon University. It is a very prestigious award, in fact this award was not given to anybody for the last couple of years because they could not find anybody qualified enough. We were awarded this award this year. These are some of the client acquisitions and expansions of service details. We are seeing traction in all three offerings which we have. Our offerings are transformational, operational and innovation. If you look at verticals like retail, energy and utilities we are working on the transformations side more than the operations side. If you look at the banking industry market, we are working more on the operations side compared to the transformation side. Finacle won six deals this quarter, three of them were in APAC and three were in India. Also, 11 projects went live during the quarter. Flypp has been launched, it has won an award. iEngage is another one of our platforms which is seeing good traction in the market. BPO is doing well. Our investment in research and innovation continues. We filed 20 patent applications in India and US during the quarter, today we have an aggregate of 241 patents pending and 12 granted patents. On the HR side we are close to 115,000 people. Our attrition has marginally gone up to 15.8%. We are coming up half way from low-growth period in to high-growth time and Q1 is the time in which we see attrition for going to higher studies (08:44-repeated). In fact close to 900 people left us in Q1, going for higher studies. We are recruiting. We have increased our recruitments from 30,000 for the year to 36,000. In Q2 alone we will be recruiting 14,000 people. We have 25 mn sq ft (09:03-million square feet), in fact 26 million square feet space which can accommodate about 110,000 people and another 2.8 million square feet (mn sq ft) in construction. So with that let me request Kris to give you an outlook for the next quarter.

Kris Gopalakrishnan

Income for the second quarter is expected to be in the range of 6560 Crores to 6626 Crores. This is a year-on-year growth of 17.5 to 18.6. Earnings per share is expected to be in the range of Rs.27.42 paise to Rs. 27.95 paise, again year-on-year growth of 1.9 to 3.9 and for the full year we are looking at a growth of about 16.3% to 18.2% in revenue and 2.9 to 7.1% in earnings. This is based on a rupee dollar conversation rate of 46.45. In summary, as I said there are some distant clouds. We continue to see greater demand for our services from our clients. In the short-term, there is a lot of confidence in our capabilities, the capacities that we have built up, the relationship which we have with our clients or employees, etc. and we continue to see greater demand for our services from our clients. We have invested into themes which we believe will drive growth for our clients and that has seen significant traction in the market. One of the reasons why we believe our clients have come back strongly with Infosys is the relevance we have, the value add we can bring to the table and how we are able to anticipate and service their requirements. We believe that as we invest in these solutions engagement models, we will see increased demand for our services from our clients. We have one major strategic project this quarter. We are engaging with large global companies on managing their operations as well as on innovation side, the currency of course is a concern, the volatility is a concern, but we believe that the flexibility we have in our financial and operating model will enable us to prioritize our investments and focus on high-quality high growth in this tough environment. Thank you very much. Now, we will take questions. Thank you.

Gautam Das

Hi Kris, this is Gautam Das from Financial Express. Kris can you put a little more color around your distant-cloud comment. What exactly is happening in Europe? Is the big crisis spreading to the financial institutions in Europe and is it slowing down decision making there? I have a follow up.

Kris Gopalakrishnan

See, when I talk about distant clouds, all I am saying is that in spite of a good quarter, everything is not positive. As I said in the short-term there is a lot of confidence about the guidance and our own business, but in the medium-to-long-term we have to watch. If these clouds turnout to be simple rains, no problem I think we will continue to perform well, but let us say something very bad happens in Europe, the economies, it will have an impact and that is what we need to be cautious about, we need to be watching. Specific to Europe, yes Europe will go through a period of slow growth, it is to be expected, this recession impacted Europe later than North America and Europe will come out of this probably later than other parts of the world, clearly they are behind in terms of where they should be and Europe is also expected to see muted growth for several quarters and that is the reason why Europe is a concern. Our own strategy in Europe is to continue to stay invested with our clients, also look at new relationships and new clients, so the growth actually will probably come from new relationships and new clients, our existing clients will show muted growth in the short term. We will be able to balance this with higher growth coming from other regions like North America or rest of the world as we have shown in this quarter. In this quarter, North America grew 6.8%, rest of the world grew about 11% and that actually has given us a very good quarter, so we will be able to take advantage of higher growth in other parts of the world and sustain our share of the European market.

Gautam Das

What is happening in the manufacturing vertical, is it still distressed going by your revenues, it has again come down from 20 to something around 19.5 and also commentary on the IT budget scenario please?

BG Srinivas

Manufacturing sector, if you look at globally it grew 2.7% sequentially in constant currency terms. In Europe and US, the growth has been sequentially more than 8%, so the drag has been in the manufacturing sector in the rest of the world, so in real terms, the IT spend in manufacturing sector as before, continues to be in the range of 1.2% to 1.5%, so that has not changed. The business volumes, the pipeline continues to be steady. While this quarter, the sequential growth has been marginal, but looking at the pipeline and the current business with existing clients, it continues to show robustness in terms of potential to grow. The US continues to lead in terms of the growth as compared to Europe and other parts of the world. We added 10 new clients last quarter in the manufacturing sector out of which significant part of the numbers come from the US. High-tech sector is leading in terms of spends, discrete manufacturing, automotive and aerospace continue to follow. The process sector is showing revival in terms of spend and that is mostly in Europe.

S.D. Shibulal

I will take the question on budgets. For majority of our clients’ budgets are closed. Almost all our clients have closed their budgets and there is a confidence that this time around the budgets will be spent. Last year, even when the budgets were closed, they were getting reopened and there was no confidence that it will be spent, this time around what we are seeing is that the budgets will be spent. Budgets are marginally up. At the same time the interest in offshore continued to go up. Offshore is very well accepted today. It is mainstream. It is considered as risk free and it is seen as a great way to do more with less, so we are seeing more interest in offshore and outsourcing.

Gautam Das

Does more growth or more focus on offshoring also mean lesser wait or is there a growth versus profitability kind of scenario and also the investments that you are referring to for the future I mean what kind of investments are you really referring to, are we seeing platform solutions?

Kris Gopalakrishnan

See our philosophy always has been profitable growth. We do not want to compromise margins for growth, we want to have balance between margin and growth. If you look at the last three quarters we have shown that Infosys can actually grow significantly and we will continue to be prepared to take advantage of growth opportunities, but there is a balance between our margin focus and our growth focus. Second part of the question was about investments, yes you know proactively we are investing in new markets like Brazil, Mexico, and China and we are investing in solutions, we are investing in building, more focus on the industries in which we are operating, the themes which we have talked about. Now, what is different this quarter is that we have increased our recruitment numbers. We said at the beginning of the quarter 30,000 now we are seeing 36,000. We have increased our investment in visas. In some sense, we are actually investing ahead of the requirement investing for the next year also. We have increased our guidance, but our investments in some sense are actually to create the capacity to take advantage of higher growth opportunities we see in the market. In the last three quarters our growth has been higher than guidance and in that sense we want to be prepared. If we see opportunities to grow faster, we want to take advantage of those. In that context, we said that we are investing for the future.

Shamik

Sir this is Shamik from Ticker News. We would like to know if you have increased your hiring guidance, because the attrition has gone up so much.

TV Mohandas Pai

Partially true, it is to meet the growth, also attrition. We have increased the hiring target from 30,000 to 36,000 part of it is for attrition, substantially for growth because attrition can be taken care of by the fact that we add people in the system, but substantially for growth.

Sangeetha

This is Sangeetha from the Deccan Chronicle. Mr. Pai I have a question for you, your attrition rates have gone up to 15.8% given the fact that Infosys is now becoming a global training hub with all your enhanced training facilities, your MBA programs, and technical programs is it not that people from Infosys have actually gone for higher studies when you have the in-house capacity to train them right here?

TV Mohandas Pai

No, I think this quarter 950 people have left us for higher studies basically for doing their MBA and their M.Tech, substantially for MBA and an outside MBA from a good institution gives them the brand that they seek. I think some people feel as important and I think having spoken to many people is that some of them could have joined the company with the intention to work two or three years and then do their MBA because MBA institutes, ask for work experience and they want to join a good company, get the brand. I guess it is a natural aspiration for people, there is nothing much that we can do but as for becoming a global training ground I think we are in a free market, there is a market for talent, everybody competes for talent and everybody put themselves up for competition, I think it is a great place.

Unknown Speaker

If we have a breakup for the remaining 6,883who left 950.

TV Mohandas Pai

See, the balance is BPO 5411 people left this quarter as against 3,589 out of which 726 people this quarter is because of inability to complete training, 951 is because of higher education, about 2216 are for joining other companies that is 41%, last quarter was 45%, it has come down to 41%, about 1265 people for personal reasons. The personal reasons could be marriage, could be dropping out of the workforce, could be relocation, could be joining some other industry whatever it is we do not know but I think attrition amongst women is higher than men in the last two quarters and most of the reason is for marriage.

Balaji

If you see your operations in Bangalore and all over India then is it more in Bangalore that the market has opened up?

TV Mohandas Pai

Yes, it is more in Bangalore and Pune with Hyderabad coming up way behind, Hyderabad I think has got steady, more in Bangalore and Pune because these are the hot hubs then comes Chennai.

Balaji

Losing them for whom, you have any idea? May be you are losing these people to whom, your rival Wipro or any other?

TV Mohandas Pai

No, we are hiring more from the people who are competitors than we are losing to them.

Sangeetha

Mr. Pai if you could just clarify on green channel as to how the hiring procedure is there. On what terms and conditions are you hiring them back and how many have you hired so far under this green channel?

TV Mohandas Pai

Well, we started a green channel because we feel ‘Once an Infoscion is always an Infoscion’. You join Infosys, you carry the brand in your hearts and so we started this to say ‘Once an Infoscion is always an Infoscion’and have a green channel that people who work in Infosys could apply and to let you know there are 85,000 of them along in the system right from 1994, but we have 200,000 people who are Infoscions in India out of which 115,000 inside and 85,000 outside, so we had 2000 people applying out of which may be 45 people maybe we have made offers and they have joined and the rest we are having a look, some of them we would not be able to hire because the compensation is too high, they have gone along in life whenever we hire them we try to fit them in a particular bracket making sure that people who stayed behind their interest is also taken care of. They are coming back because they want to come back home, they want to come back to the best place to work for so they are all applying. When they come back we try to fit them in a particular role based upon their performance outside, what kind of role they are playing outside, we have a process of fitment like a lateral, we apply the same kind of process, but please remember if you are hiring large number of laterals people inside the system need to be assured that their interests are safe. Companies like us and all companies have to reward loyalty, loyalty is extremely important because people should not feel if I stay behind I get less, so we take them into account and make sure we fit them in the normal way in an acceptable range compared to people who are their peers.

Shamik

Is there a possibility of any further incentives if the attrition continues at this particular level or goes higher?

TV Mohandas Pai

Attrition has already come down, net of people going to college June has been much lower and we anticipate that same situation will be in July because in July a large number of people leaving could be because of higher education, June-July they leave, and August-September we expect to come down. The salary hike has gone up very well, we have given it to the right levels and people are quite happy and they have seen a big jump, there have been large scale promotions, one more set of promotions will open up in October because we promote people twice a year and many of the people who were impacted by Irace they have got back the original position, only a few are left for October. So I think the situation today is very much different compared to the situation maybe three months ago or may be four months ago. So there is a great feeling of optimism and energy.

Sangeetha

Mr. Pai, you said 41% left to join other companies. Could you tell us the grade at which these employees come under 41%?

TV Mohandas Pai

I think most of them are with two to six years experience because after six years attrition comes down, the average was 6% now it has gone up to 9%. Because after being with us for six years the imprint of Infosys on themselves in their heart is so strong that they just cannot walk away. So in the three to six years’ time when they finish the training they complete one year and they are feeling a little bit uneasy what to do with the high energy, some of them leave go for higher education, some of them leave go outside, so it is normally in three to six years otherwise it is normal above that.

Balaji

Green channel, ESOP program?

TV Mohandas Pai

We do not have an ESOP program now.

Balaji

Explanation about this sequentially losing looks like it is more out of the volatility? In the previous quarter you have sold something and showed in the books if you exclude that it was 3.9% down?

V. Balakrishnan

Yes, that is on the non-operating side, if you look at the operating margins, operating margins declined 1.8% mainly because of rupee, because rupee appreciated on average basis from 45.91 last quarter to 45.58 now, so it impacted the margin thereon 30 basis points and cross currency because most of the European currencies had declined against dollar that impacted the margin by 60 basis points and utilization went up from 69.3 to 73% this quarter that has positively impacted the margin by 2.2%, salary impact of 3% has come in this quarter, so net-net there is a decline of 1.8% on the operating margin level.

Balaji

At now 31 or 32?

V. Balakrishnan

Operating margin after depreciation is around 28.3%, if you look at PBIDT it is 31.6%.

Sangeetha

Mr. Pai, you said you are looking at hiring 36,000 people for the year, which of the development centers across the country will they be housed in and how you are looking at ramping up infrastructure in those particular centers?

TV Mohandas Pai

you might know this place and we are building 25,000 seats. We are spending Rs.1200 Crores building 35,000 seats.

Sunanda Jayaseelan

Where will these seats be located?

TV Mohandas

We are building right now in Pune, we are building in Chennai, we are building in Mysore, we are building in Mangalore, we are building in Thiruvananthapuram and we are starting a new campus in Bangalore too. We got land registered finally after four-and-a-half years, we got some 200 acres of land registered, and we applied for SEZ, so we will be starting in Bangalore hopefully by the end of the year.

Sangeetha

The Bangalore centers will be setup, these are the MOUs that you signed after global investors meet, Sarjapur Road and Devanahalli, are these the campuses that you are referring to?

TV Mohandas Pai

Yes, in Sarjapura. We have to build a road to go there yet and they have promised to build the road, but we are starting work.

Unknown Speaker

Sir, we have seen that the contribution from the telecom vertical has come down so any particular reason why that sector is under pressure?

Subhash Dhar

Telecom is one of the verticals where more than 50% of our revenue is outside of the US but there is a bigger impact of the currency movement with respect to the US dollar. We have seen a 3.1% decline quarter-on-quarter that translates into actually 1% on constant currency so that 2.1% is because of the currency. That translates to about $2 mn. The other thing about telecom that I want you to understand is that it has a long investment cycle, so there is an investment cycle on network, then systems and products. So it is best to track them on longer investment cycles and longer cycles than quarter-on-quarter. The investments in network as you have seen in the last two quarters have actually gone up in United States and we believe that will translate into higher system spending in a quarter or two for us as well. So there is nothing surprising about the cycles that we have seen especially after the downturn, which was driven through credit squeeze and credit is big for telecom.

Unknown Speaker

What is the pricing going from now on?

S.D.Shibulal

Pricing at this point in time is stable we expect it to remain stable for the rest of the year at this point, this quarter the pricing came down by 1.6% or 1.7% that is more to do with the tailwind impact of the pricing re-negotiations we did last quarter, we are not seeing unusual pricing activity. There are normal negotiations going on, some of them up and some of them down, but we are expecting it to be stable.

Unknown Speaker

Sir, any possibility of increase in pricing in the coming quarters?

S.D.Shibulal

See, there are multiple factors, which impact pricing, one is the demand situation, the supply situation, and various other factors. For the time being we have assumed that the pricing will be stable for the rest of the year, which means that we are not factoring any pricing increases for the year at least.

Unknown Speaker

Could you please tell us a little more about your rural BPO initiatives and how they are panning out in Andhra Pradesh and when are talks going on with the other state governments and have you finalized any other deals with any other state government to replicate the same model?

Swaminathan

Yes, rural BPO obviously is a very latest development as far as Infosys BPO is concerned. The first project actually kicked off with the AP government a couple of months back, so it is still very early days in the sense that I would say it is in a pilot stage as you see, very soon the plans are already up to sort of move on to a second rural BPO center in Karnataka, so we believe that this year particularly it is going to be proving the concept in a sense and consolidating what we have done, clearly we see a lot of excitement and a lot of interest from the AP government as we speak and depending on how this shapes up we will probably be taking value proposition not only to government sector but also to clients overseas where we do believe that there is a value that we can create at a much more talent availability standpoint from a very different role. So as we speak may be this year we are probably looking at max of 3 rural centers, but definitely two. (33:45) As we speak we are looking at two different locations so the decision will probably be taken in the next month or so.

Dibu

Mr. Pai, Dibu from Business Standard. You mentioned one way of addressing the attrition is hiring more lateral, so going forward we will see less number of freshers joining the system?

TV Mohandas Pai

There is a fresher season, the season is over, so who are coming now is the people whom we made offers last year, last year we made some 18,995 offers, and they are coming in, (repeated). Now there are more freshers in the system, everybody has been hired so the only people available are laterals, so we got to get them from other companies.

Dibu

Sir, out of this 36,000 how much you have recruited so far?

TV Mohandas Pai

Out of 36,000 about 8,895, I do not know what happened today, but the recruitment is going on. In this second quarter 14,000 people is the target out of which 9000 is the freshers, the BPO may do 2000 and the balance will be for Infy.

Balaji

conversion rate was

V. Balakrishnan

Hedging we have $700 mn and we assume 46.45 which is the closing rate for rest of the year, so the average rate for this year will be 46.23 as compared to 47.43 last year.

Balaji

At 44.45 because rupee has appreciated what would have been your loss here actually, you have gained or lost?

V. Balakrishnan

No, 44.50 was the March rate, which we took for full year guidance, now the rate has changed, the average rate we got in first quarter was 45.58, for rest of the year we are assuming at 46.45 that means average for the year will be 46.23, last year it was 47.43.